UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F/A

(AMENDMENT NO. 2)

[Check one]

☑	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13(a) or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended:                         Commission File Number: 1-34513

CENOVUS ENERGY INC.

(Exact name of Registrant as specified in its charter)

Not applicable

(Translation of Registrant’s name into English (if applicable))

Canada

(Province or other jurisdiction of incorporation or organization)

1311

(Primary Standard Industrial

Classification Code Number (if applicable))

Not applicable

(I.R.S. Employer

Identification Number (if applicable))

2600, 500 Centre Street S.E.

Calgary, Alberta, Canada T2G 1A6

(403) 766-2000

(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System

111 8th Avenue

New York, New York 10011

(212) 894-8641

(Name, address (including zip code) and telephone number (including area code)

of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

Common shares, no par value (together with associated common share purchase rights)	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

For annual reports indicate by check mark the information filed with this Form:

☐ Annual information form        ☐ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

N/A

Indicate by check mark whether the Registrant (1) has filed all reports to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to filing requirements for the past 90 days.

Yes ☑    No ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes ☑    No ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.                                                                                                                  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

This Amendment No. 2 to the Registrant’s Registration Statement on Form 40-F shall be incorporated by reference into or as an exhibit to, as applicable, each of the Registrant’s Registration Statements under the Securities Act of 1933, as amended: Form S-8 (File No. 333-163397), Form F-3D (File No. 333-202165) and Form F-10 (File No. 333-220700).

Documents filed as part of this Amendment No. 2 to the Registrant’s Registration Statement on Form 40-F

The following documents have been filed as part of this Amendment No. 2 to the Registrant’s Registration Statement on Form 40-F as exhibits hereto:

Exhibits	Documents

99.10	Amended and Restated Shareholder Rights Plan Agreement dated as of April 25, 2018 between Cenovus Energy Inc. and Computershare Investor Services, Inc., as Rights Agent (amending and restating the Amended and Restated Shareholder Rights Plan Agreement dated as of April 25, 2012)

EXPLANATORY NOTE

The Registrant is filing this Amendment No. 2 to its Registration Statement on Form 40-F solely for the purpose of filing its Amended and Restated Shareholders Rights Plan Agreement between Cenovus Energy Inc. and Computershare Investor Services, Inc. dated April 25, 2018 (the “Rights Plan”), to replace Exhibit 99.10 to Amendment No. 1 to the Form 40-F filed on May 16, 2012, which was the Amended and Restated Shareholder Rights Plan Agreement dated April 25, 2012 between Cenovus Energy Inc. and CIBC Mellon Trust Company. The Rights Plan was approved by the Registrant’s shareholders at the Annual Meeting of Shareholders of Cenovus Energy Inc. held on April 25, 2018.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Amendment No. 2 to its Registration Statement on Form 40-F to be signed on its behalf by the undersigned, thereto duly authorized.

Date: April 25, 2018	CENOVUS ENERGY INC.

	By:	/s/ Sherry A. Wendt
		Name:	Sherry A. Wendt
		Title:	Assistant Corporate Secretary